

OFFERING MEMORANDUM DATED SEPTEMBER 3, 2024

Cards and Coffee, LLC
4100 Campus Drive Suite 250
Newport Beach, CA 92660
https://cardsandcoffee.com/

Up to $1,235,000 of Class B Membership Units
Minimum Investment Amount: $197.05

Cards and Coffee, LLC ("the Company," "we," or "us"), is offering up to $1,234,996.80 worth of Class B membership units (the "Offering"). The minimum target amount under this Regulation CF offering is $9,998.88 (the "Target Amount"). Through its distribution and perk/reward incentives, the Company must reach its Target Amount of $9,998.88 by April 30, 2025, the end date of the offering (the "Target Date"). Unless the Company raises at least the Target Amount of $9,998.88 under the Regulation CF offering by April 30, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. The Company may additionally choose to sell further amounts of the Class B membership units to accredited investors in a concurrent offering made under Rule 506(c) of Regulation D under the Securities Act of 1933 (the "Regulation D Offering."

The Offering is being made through Jumpstart Micro, Inc. d.b.a. Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours from being notified that such investment is being processed in the upcoming closing, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the shares of common stock being offered in this Offering at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS   4
RISK FACTORS   6
DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES   10
OWNERSHIP AND CAPITAL STRUCTURE   11
USE OF PROCEEDS   11
FINANCIAL DISCUSSION   12
RELATED PARTY TRANSACTIONS   14
RECENT OFFERINGS OF SECURITIES   14
DILUTION   14
SECURITIES BEING OFFERED, PERKS, AND RIGHTS OF THE SECURITIES OF THE COMPANY   16
REGULATORY INFORMATION   20
INVESTING PROCESS   20

THE COMPANY AND ITS BUSINESS

Overview

Cards and Coffee, LLC was formed as a California limited liability company on July 13, 2020. The Company maintains a business address at 4100 Campus Drive, Suite 250, Newport Beach, CA 92660.

The Company is a chain of brick-and-mortar trading card stores spread throughout the United States, with a distinctive online presence that allows for customers anywhere to interact with our in-store offerings, and streaming pack breaking. Individuals can buy, sell, and trade trading cards at its physical locations and purchase trading cards on its website.

The Company was founded by Dan Fleyshman and Scott Keeney ("DJ Skee") with the intention to transform an industry that has previously been dominated by small, single operator shops. The Company has a number of notable investors, including Post Malone, Steve Aoki, and Marshawn Lynch who have been critical for spreading the word about what we are doing.

Principal Products and Services

The Company offers a variety of online and in person services for fans of trading cards, these include:

1. In person purchasing, sales, and trading

Customers can come into one of the Company's locations to purchase trading cards, sell their trading cards to the Company for cash, or trade their cards for other cards the Company owns. They can also purchase other items, including signed sports memorabilia, toys, Cards & Coffee branded merchandise, and other trading card related products, including storage sleeves and card cases.

2. Online purchasing

Customers can purchase trading cards online at www.cardsandcoffee.com. Additionally, they can purchase the other merchandise and memorabilia as listed above. They can also purchase trading cards and other merchandise via online auction sites such as eBay.

3. Livestream "breaking"

On a weekly and daily basis, the Company will host live breaking sessions, where customers can purchase trading card packs and boxes online at www.cardsandcoffee.com and they are opened live on the Company's various social media channels, including Twitch, Instagram, X, and more. These streams are often conducted overnight and twenty-four hours a day. Many of the Company's livestreams are recorded and then used as content for our organic and paid marketing efforts.

The Trading Card Industry

The trading card industry is a dynamic market that revolves around the production, sale, and trading of collectible cards, typically featuring various themes such as sports, entertainment franchises (like Pokémon or Magic: The Gathering), or historical events.

Some key background aspects include:

The modern trading card industry can trace its roots back to the late 19th and early 20th centuries when cigarette companies started including illustrated cards in their packs as a marketing strategy. These cards eventually evolved into standalone collectibles, with sports cards becoming particularly popular in the mid-20th century.

Trading cards come in various forms, including sports cards (featuring athletes from different sports), non-sports cards (based on movies, TV shows, video games, etc.), and collectible card games (CCGs) like Magic: The Gathering and Pokémon, which have both a collectible and a gameplay aspect.

Several companies dominate the trading card market. For sports cards, major players include Topps, Panini, and Upper Deck. Pokémon and Magic: The Gathering are produced by The Pokémon Company International and Wizards of the Coast, respectively. Each company typically holds licenses to produce cards based on specific franchises.

Collectors often trade cards to complete sets, acquire their favorite players or characters, or simply for the thrill of collecting. The culture surrounding trading cards includes conventions, online communities, and even professional grading services that assess the condition and authenticity of cards.

The value of trading cards can vary widely based on factors such as rarity, condition, demand, and historical significance. Rare or limited-edition cards, particularly those in mint condition, can fetch high prices in the secondary market, sometimes reaching thousands or even millions of dollars.

The industry is constantly evolving, with new sets, designs, and innovations being introduced regularly to keep collectors engaged. Digital trading cards and blockchain technology are also emerging trends, allowing collectors to own and trade digital versions of cards securely.

Competition

From an online perspective, the Company considers the following retailers as competitors:

- eBay
- Beckett Marketplace
- Dave & Adam's Card World
- Layton Sports Cards

From a brick-and-mortar perspective, the Company believes there are currently no other nationwide chains of trading card stores in the United States. The trading card store market, rather, is generally more regional in nature and tends to be made up of smaller mom and pop stores and local chains with two to three locations.

Given the Company's nationwide brick and mortar stores, online presence, and card breaking live-stream services, the Company believes there is no close competitor who has the breadth and depth of its services and product offerings.

Suppliers

The Company is not reliant on any major suppliers for its business, but instead sources its trading cards and inventory from a variety of sources.

Brick & Mortar Locations

The Company currently operates in various locations through direct leases, subleases, and other partnerships. Our current locations include:

- Jacksonville, Florida
- New York, New York
- Salt Lake City, Utah

- Calabasas, California
- Las Vegas, Nevada
- Culver City, California
- Hollywood (Los Angeles), California

The Company is currently in discussions to open three new stores in the state of New Jersey. There is no set timeline for when or if those stores will open.

Management

Our founder, Dan Fleyshman is currently serving as the Company's CEO. As the Company grows, it will want to bring on additional leadership, including a new CEO with experience in both brick-and-mortar and online commerce.

Employees

The Company currently employs 12 full time employees and 14 part-time employees across its headquarters and nine stores.

Regulation

The Company is not aware of any specific regulation that is unique to its industry. As an operator of brick-and-mortar premises, the Company is subject to access requirements, fire codes, and other local ordinances.

Intellectual Property

The Company currently does not rely on any intellectual property and have not obtained nay trademark registrations.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

As noted above, the Company's current brick and mortar locations are occupied pursuant to direct leases, subleases, and other partnerships. The Company has no immediate plans to own any real property.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel, including Dan Fleyshman. The Company currently does not have an employment agreement in place with this individual. In addition, due to its limited financial resources and the niche nature of the Company's industry, it may not be able to recruit additional individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Any valuation at this stage is difficult to assess.
The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The auditor has included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have a limited operating history upon which to evaluate our performance.
We were formed in July 2020. As such, it is difficult to determine how we will continue to perform over time, especially as we continue to open new stores in new and potentially uncertain geographic locations.

The Company's operating results may fluctuate.
The Company's operating results could vary from period to period as a result of a number of factors, including but not limited to, the demand for our products, the performance of alternative investments, spending patterns of customers, economic conditions, unemployment rates, acts of nature, pandemic and illness, changes in political and social climate(s), the availability of credit, changes in applicable laws and regulations, and changes in interest rates. These factors could cause the Company's performance to differ from investor expectations.

If the Company cannot raise sufficient funds, its success is not certain.
The Company is offering shares of Class B membership units in the amount of up to $1,235,000 in this Offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive in the long term.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B membership units and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class B membership units generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

Risks Related to the Company's Business and Industry

The Manager may not choose successful locations and may be impacted by its occupancy arrangements.
The Manager has the sole authority to select the geographic location to operate the Company's business. Selecting a location for the Company's business is a very speculative activity. The Company may rely on the advice of third-party advisors regarding site selection. There is no assurance that such advice will be accurate or that the Company will choose locations that will be successful. The Company's initial location is on a month-to-month lease, which

gives the Company flexibility but also creates risk that the landlord may require the Company move its store on very short notice (which could be disruptive to the operation). The Company also utilizes subleases and other partnerships that do not provide long term rights to its locations. Disruptions with the master lease, or changes in relationships with its partners may result in sudden, unplanned requirements to close stores or change locations.

We might not be successful in achieving our investment objectives if there are significant changes in the economic and regulatory environment surrounding the Company's business activities.
Our anticipated investment in the retail and trading card industries will be subject to risks related to national economic conditions, changes in local market conditions, changes in interest rates, changes in the values of all assets owned or held as collateral by the Company, governmental rules and fiscal policies, and other factors beyond the control of the Manager. Changes in these economic and regulatory factors could cause consumers to refrain from visiting our Business, reduce the amount customers pay, reduce any potential tax benefits, or otherwise render unattractive some of the ways we do business.

Income may be affected by many factors including, but not limited to: (1) the inability to achieve or maintain gross revenues as anticipated; (2) the lack of acceptance by the local community of the Company's products and services; (3) adverse local conditions, such as competitive conditions; (4) adverse changes in the availability cost of advertising; (5) federal, state, and local governmental regulation; and (6) catastrophes such as fires, earthquakes and floods. Income is subject to various factors, including the above, and may fluctuate from time to time, whereas some expenses related to the retail industry, such as interest rates, taxes, utility costs, maintenance costs and insurance, tend either to be fixed or to increase.

The Company is dependent upon consumer trends.
The Company currently intends to exclusively develop and operate the Company's business targeted to a specific group of consumers. The Company's Business is, by its nature, dependent upon consumer trends with respect to public's tastes, demands, desires, and spending priorities, all of which can shift rapidly. In general, such trends are significantly affected by many factors, including, but not limited to, the national, regional or local economy, changes in demographics, public perception and attitudes, increases in regional and national competition, labor costs, traffic patterns, weather, natural disasters and the availability and relative cost of various resources. Any negative change in any of the above factors, or others, could negatively impact trends and therefore also adversely impact the Company.

Weakened global economic conditions may adversely affect our industry, business and results of operations.
Our overall performance depends in part on worldwide economic conditions. The United States and other key international economies may be impacted by a recession in the near future, characterized by falling demand for a variety of goods and services, restricted credit, going concern threats to financial institutions, major multinational companies and medium and small businesses, poor liquidity, declining asset values, reduced corporate profitability, extreme volatility in credit, equity and foreign exchange markets and bankruptcies. These conditions affect the rate of spending by customers in the retail or trading card industries and could adversely affect our customers' ability or willingness to spend on luxury goods which could adversely affect our operating results. In addition, in a weakened economy, companies that have competing products may reduce prices which could also reduce our average selling prices and harm our operating results.

Failure of our strategic relationships to attract customers could harm our Business.
The Company may establish relationships with various people and entities to assist the Company in promoting the Business, sourcing our inventory, and selling our products. The Company also plans to establish new relationships with businesses and individuals that complement its strategic objectives. The Company cannot be certain that any of these relationships will be successful in attracting customers, be successful in generating additional sales, that it will be able to maintain these relationships, or that it will be able to enter into similar relationships in the future. Current strategic relationships may change over time or be terminated, and the Company may be unable to establish additional strategic relationships in the future.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The Company's success, in large part, depends on its ability to build its brand recognition and protect the proprietary nature of its brand. As it grows, the Company may become more susceptible to competitors that may try to infringe on any trademarks it may obtain or other intellectual property rights. Some of the Company's proprietary information may not be able to be trademarked, and there can be no assurance that others will not utilize similar or superior models to compete with the Company. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The retail and other relevant industries are subject to extensive regulation.
The retail industry is subject to federal, state and local governmental regulations, including regulations relating to public health and safety, zoning, and fire codes. The failure to obtain, renew, or retain licenses or permits, or the Company's business suffering from a citation or shut down relating to an inspection or otherwise, would adversely affect the operations of the Company's business. Similarly, the channels that the Company intends to use to market the business may be subject to increased regulatory scrutiny and regulation which could adversely impact our performance.

The Company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the Company's products will depend, in part, on its ability to successfully establish new strategic collaborations. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue.

Risks Related to the Securities

Our founder has control over all stockholder decisions because he controls a substantial majority of our voting stock. As a result of the Class A membership units that he holds, Dan Fleyshman, our co-founder and Managing Member, will be able to exercise voting rights with respect to 99% of the voting power of our outstanding membership units. The Class B membership units issued in this Offering will not dilute our co-founders' voting control because the Class B membership units have no voting rights. As a result, Dan Fleyshman has the ability to control the outcome of all matters submitted to our members for approval, including the election, removal, and replacement of the Manager.

Our valuation and our offering price have been established internally and are difficult to assess. We have set the price of our Class B membership units at $5.63 per unit. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

There is no guarantee investors will see a return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get

acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Preferred Class B stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Securities offered under Regulation D are restricted.
In the event the Company makes an offering under Regulation D, those securities will be restricted as that term is defined under Rule 144 under the Securities Act of 1933, and may only be resold pursuant to registration under that Act, or in reliance on an available exemption. Securities sold pursuant to Regulation D are subject to more restrictions than those sold pursuant to Regulation CF.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Date Assumed Office	Approx. hours per week (if not full time)
Executive Officers and Managers:			
Dan Fleyshman	Managing Member, Co-Founder	July 13, 2020	20

Dan Fleyshman, Co-Founder and Managing Member

Dan Fleyshman currently serves as the Managing Member of Cards & Coffee, a position he holds part-time and which he has held since he co-founded the Company in 2020. Additionally, Dan serves as the Founder and Chairman of the social media agency Elevator Studio. Dan is a serial entrepreneur and angel investor, having invested and advised over 36 companies, that range from mobile apps to tech companies to consumer brands. This success as an angel investor led Dan to create the Elevator Rolling Fund and the Elevator Syndicate Fund in partnership with Angelist to increase opportunities for both investors and entrepreneurs.

At the age of 23, after selling $15M of clothing in six department store chains and surpassing expectations with his $9.5M licensing deal with STARTER apparel, Dan launched the "Who's Your Daddy" energy drink into 55,000 retail stores and military bases. Dan took his first company, Who's Your Daddy, Inc., public at the age of 18. He later went on to launch Victory Poker which became one of the top 5 poker brands internationally.

Dan also spends a lot of his time as a philanthropist, where he supports over a dozen charities including his own: modelcitizenfund.org which creates and distributes backpacks to the homeless. Playing poker as a hobby,

Dan has won multiple championships and has used his winnings to help raise millions of dollars for various charities.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

Dan Fleyshman, the Company's Manager Member, beneficially holds, through a controlling interest in Elevator Studio, LLC, 5,531,745 Class A membership units, representing 99.0% of outstanding Class A membership units and 53.45% of all outstanding membership units of the Company.

The following table describes our capital structure as of April 30, 2024:

Class of Membership Units	Issued and Outstanding
Class A	5,587,745
Class B	2,883,809
Class C	2,040,623
Total	10,512,177

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering in the following manner:

	If we raise the Minimum Target Amount		If we raise the Total Offering	
Purpose or Use of Funds	% of Minimum Target Amount	Allocation of Minimum Target Amount	% of Total Offering	Allocation of Total Offering
Intermediary Fees	6.50%	$650	6.50%	$80,275
Marketing	10.00%	$1,000	10.00%	$123,500
Inventory	35.00%	$3,500	35.00%	$432,250
Payroll	25.00%	$2,500	25.00%	$308,750
Overhead	23.50%	$2,350	23.50%	$290,225
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

In the event the Company sells securities in the Regulation D Offering, it intends to use those proceeds in approximately the same percentage allocations among the categories listed in the table above. The Company does not intend to use proceeds from the offering for repayment of any outstanding liabilities.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Intermediary fees consist of the 6.5% commission, based on the dollar amount sold in this Offering, paid to the Intermediary.

Marketing costs consists of online digital marketing, influencer marketing, printed marketing materials, and other software costs related to paid and unpaid marketing channels.

Inventory costs consist of boxes of trading cards and other memorabilia.

Payroll costs consist of pay to full-time and part-time employees and other contractors.

Overhead consists of costs such as rent, office expenses, and software, among other things.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Mongio and Associates. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Overview

Cards and Coffee, LLC was formed in California on July 13, 2020. The Company is national chain of trading card and memorabilia stores, with an online presence both aimed at retail sales and a community of live card breaking.

Operating Results - Fiscal Years Ended December 31, 2023 and 2022

During fiscal year 2023, the Company recognized $5,680,641 in revenue, versus $8,851,434 in revenue for fiscal year 2022, a 36% decrease. This year over year decrease in revenue was related to the Company's lack of capital to purchase inventory, as discussed below, which had a direct effect on revenue. Similarly, cost of goods sold was $5,304,132 in 2023, versus $7,257,741 in 2022, a 37% decrease. As a result of this decrease in revenue, gross profit decreased by 76% from $1,593,692 in 2022 to $376,509 in 2023.

In 2023, the Company had total operating expenses of $3,503,586, versus total operating expenses of $3,368,868, a year over year increase of 4%. The biggest drivers behind the increase in operating expenses were advertising and marketing, which grew from $188,741 in 2022 to $454,817 as the Company sought to promote its new store locations more. Additionally, as a result of opening more stores, the Company spent $433,2023 on rent and lease in 2022 and grew this to $529,429 in 2023.   During fiscal year 2023, the Company focused heavily on increasing the number of locations, grew to 9 locations by year end 2023. This expansion was the main reason for its increase in operating expenses.

Additionally, the Company recognized $164,289 in other expenses in 2022, compared to $52,600 in other expenses in 2023. The major reason for this change was related to a decrease in interest expense paid on outstanding debt as well as a loss of investments of $79,942 that the Company recognized in 2022.

As a result of the above, the Company recognized a net operating loss of $3,179,677 in 2023, versus a net operating loss of $1,939,465 in 2022.

Liquidity and Capital Resources - Fiscal Years Ended December 31, 2023 and 2022

The Company ended fiscal year 2023 with total cash of $224,714, versus total cash of $230,437 for the year ended 2022. The Company's inventory decreased from $1,425,950 to $652,848 as a result of sales activities in 2023. As the Company exhausted its inventory balance, it also saw a corresponding decrease in revenue as mentioned above. Additional uses of equity capital in 2022 were to grow the number of brick-and-mortar stores, from one to the current total of nine. Due to the growth of stores, the Company was unable to invest in additional inventory, resulting in a decrease in revenue from 2022 to 2023.

The Company utilizes short-term loans from its founder and principal securityholder for the purchase of inventory across its stores. These loans are not documented as a loan agreement, but recorded as an account balance to be repaid. The same situation exists with other loans made by related parties to the Company. These balance of these accounts, listed as related party loans receivable on the Company's financial statements, increased from $225,157 in 2022 to $1,547,618 in 2023.

In 2023, the Company raised $3,813,683 in capital by issuing Class B membership units in an equity investment offering under Regulation D. Funds from this raise were used to fund operations, pay outstanding loans payable, and extend loans as discussed above. The Company currently has an open Regulation D offering for up to $6,000,000 or 1,065,265 Class B membership units, which is being conducted pursuant to Rule 506(c) of Regulation D. This Regulation D offering can be accessed via the online portal hosted by Issuance which can be accessed by visiting invest.cardsandcoffee.com.

The Company has continued to rely on cash flow from sales and equity capital to fund operations and store growth. The proceeds from this Offering are not currently necessary to the continued viability of the business, as the Company is currently able to rely on cash flow from operations and capital raised under its Regulation D offering.

The company had approximately $37,812 cash on hand as of May 31, 2024. Currently, we estimate our monthly operating expenses to be on average $200,000 per month.

Indebtedness

In 2023, the Company paid down a net total of $555,255 of its outstanding loans payable balance, decreasing the total amount outstanding from $1,058,255 to $503,000 by December 31, 2023.

As of December 31, 2023, these are the total amounts outstanding on the Company's outstanding debt

Convertible Note - Jon Gordon - $100,000
Convertible Note - Prados Family Trust - $50,000
Loan Payable - Ortsac Mgmt, LLC - $503,000

As of the date of this offering, the Company's loan outstanding with Ortsac Mgmt, LLC has reached its maturity date with the Company continuing to pay interest on the loan. Additionally, as of the date of this offering, the convertible notes with Jon Gordon and Prados Family Trust have reached their maturity dates and are in the process of being converted to shares as per the terms of those agreements.

The Company has also extended loans to the following individuals and entities that are recorded on account statements but not subject to specific repayment or interest terms:

Borrower	Balance as of December 31,2023	Primary Purpose
Jeff Rizo	$799,051	Inventory
Dan Fleyshman	$642,837	Inventory & operating expenses

Elevator Studio, LLC	$71,813	Inventory & operating expenses
St. John Sport Boutique	$33,917	Inventory
Cards & Coffee SLC, LLC	$375,063	Inventory & operating expenses
Total		

RELATED PARTY TRANSACTIONS

The Company has made loans over the last two years to Cards & Coffee SLC, LLC, an entity that is 80% owned by the Company and that operates the Company's location in Salt Lake City, Utah. As of December 31, 2023, the outstanding balance of these loans totals $375,063. There are no set terms for these loans.

Additionally, the Company has extended loans to Elevator Studio, LLC, which currently has the largest ownership interest in the Company, currently owning 56.62% as of the date of this Offering Memorandum. The Company has also extended a loan to Dan Fleyshman, who serves as the CEO and Managing Member of the Company, and is also the majority owner of Elevator Studio, LLC. Details of these loans can be found in the section above, entitled "Financial Condition--Indebtedness."

On December 24, 2020, Dan Fleyshman, Managing Member of the Company, also made a Continuing Personal Guarantee, to and for the benefit of Ortsac Management, LLC, one of the Company's lenders. This Continuing Personal Guarantee remains ongoing.

RECENT OFFERINGS OF SECURITIES

In the past three years, the Company has completed the following offerings of securities:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
June-December 2021	Regulation D	Class B membership units	$2,687,497	General Operations
January-July 2022	Regulation D	Class B membership units	$825,003	General Operations
January-December 2023	Regulation D	Class B membership units	$3,813,683	General Operations

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional membership units or issuing membership units in the Regulation D Offering, which would be offered at a lower price than the membership units in the offering under Regulation CF. In other words, when the Company issues more membership units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of membership units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into membership units.

If the Company decides to issue more membership units, an investor could experience value dilution, with each membership unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per membership unit (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2025 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was internally determined by the Company.

SECURITIES BEING OFFERED, PERKS, AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our membership units. This summary reflects the Company's Operating Agreement and does not purport to be complete and is qualified in its entirety by the Articles of Organization and its Operating Agreement. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of Class A, Class B, and Class C limited liability company membership units. As of the date of this Offering Memorandum, there are 5,587,745 Class A membership units, 2,883,809 Class B membership units, and 2,040,623 Class C membership units issued and outstanding. For this offering, the Company is offering up to 219,267 Class B membership units at $5.63 per unit. We refer to the Class A, Class B, and Class C membership units together as the "Membership Units").

Class A Membership Units

Distribution Rights

The Company will allocate to holders of all Membership Units (or "Members") distributable cash of the Company, the amount of cash or other property the Manager deems available for distribution to the Members, pro rata in accordance with each Member's respective Membership Units; provided, however, that no specific Class C Member will be entitled to any distributions until the Company has made cumulative distributions (measured from the date such Class C Member became a Member) to the other Members as further described in the Operating Agreement.

Voting Rights

Except if and to the extent mandated by applicable law, neither the Class B Members nor the Class C Members will have any voting, approval, or consent rights. Unless a higher approval threshold is expressly required by this Agreement, a vote, consent, or approval of the Class A Member will be required to authorize or approve all matters in which a vote, approval, or consent of the Members is required.

Right to Receive Liquidation Distributions

After determining that all known liabilities of the Company, including debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets will be distributed to the Members, (i) first, to the Members who have provided Capital Contributions to the Company, pro rata in accordance with their respective unrecovered capital amounts until all Members have no remaining unrecovered capital, and (ii) second, to all Members, pro rata in accordance with positive Capital Account balances, after taking into account income and loss allocations for the Company's taxable year during which liquidation occurs.

Transferability

The Class A Membership Units are freely transferrable.

Capital Contributions

The Class A Members have made and may make Capital Contributions in exchange for Class A membership units.

Rights and Preferences

The Class A member is entitled to appoint the Manager of the Company. The Manager may not be removed without the consent of the Class A Member. In the case of removal, a successor Manager will be appointed by the Class A Member.

Class B Membership Units

Distribution Rights

The Company will allocate to holders of all Membership Units (or "Members") distributable cash of the Company, the amount of cash or other property the Manager deems available for distribution to the Members, pro rata in accordance with each Member's respective Membership Units; provided, however, that no specific Class C Member will be entitled to any distributions until the Company has made cumulative distributions (measured from the date such Class C Member became a Member) to the other Members as further described in the Operating Agreement.

Voting Rights

Except if and to the extent mandated by applicable law, neither the Class B Members nor the Class C Members will have any voting, approval, or consent rights. Unless a higher approval threshold is expressly required by this Agreement, a vote, consent, or approval of the Class A Member will be required to authorize or approve all matters in which a vote, approval, or consent of the Members is required.

Transferability

No Class B Member may transfer, assign, exchange, convey, sell, or in any way alienate any Class B membership units, other than to a permitted transferee, without the written consent of the Manager.

Drag-Along

If requested by the Manager or the Class A Member, then the Class B Members and Class C Members will sell, transfer or exchange the number of Class B membership units or Class C membership units specified in such request to a specified purchaser in exchange for the Drag-Along Consideration.

Right to Receive Liquidation Distributions

After determining that all known liabilities of the Company, including debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets will be distributed to the Members, (i) first, to the Members who have provided Capital Contributions to the Company, pro rata in accordance with their respective unrecovered capital amounts until all Members have no remaining unrecovered capital, and (ii) second, to all Members, pro rata in accordance with positive Capital Account balances, after taking into account income and loss allocations for the Company's taxable year during which liquidation occurs.

Capital Contributions

The Class B Members have made and may make Capital Contributions in exchange for Class B membership units.

Class C Membership Units

General

The Company may issue Class C membership units on terms and conditions determined at the sole and absolute discretion of the Manager. Class C Units are intended to be treated as "profits interests" under Revenue Procedure 93-27, I.R.B. 1993-24 (June 9, 1993), Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Regulations, or other administrative notices or announcements.

Distribution Rights

The Company will allocate to holders of all Membership Units (or "Members") distributable cash of the Company, the amount of cash or other property the Manager deems available for distribution to the Members, pro rata in accordance with each Member's respective Membership Units; provided, however, that no specific Class C Member will be entitled to any distributions until the Company has made cumulative distributions (measured from the date such Class C Member became a Member) to the other Members as further described in the Operating Agreement.

Voting Rights

Except if and to the extent mandated by applicable law, neither the Class B Members nor the Class C Members will have any voting, approval, or consent rights. Unless a higher approval threshold is expressly required by this Agreement, a vote, consent, or approval of the Class A Member will be required to authorize or approve all matters in which a vote, approval, or consent of the Members is required.

Transferability

No Class C Member may transfer, assign, exchange, convey, sell, or in any way alienate any Class C membership units, other than to a permitted transferee, without the written consent of the Manager.

Drag-Along

If requested by the Manager or the Class A Member, then the Class B Members and Class C Members will sell, transfer or exchange the number of Class B membership units or Class C membership units specified in such request to a specified purchaser in exchange for the Drag-Along Consideration.

Right to Receive Liquidation Distributions

A Class C Member shall not participate in any liquidation distributions on account of any Class C Units held by such member.

Capital Contributions

Class C Members are issued Class C membership units on terms and conditions determined by the Manager in its sole and absolute discretion. Class C membership units are "profits interests" as such term is further described in the Operating Agreement. The Class C Members shall not be required to make any initial Capital Contribution and will not receive any initial Capital Account.

What it Means to be a Minority Holder

As an investor in the common stock, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities sold pursuant to Regulation CF can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Any securities sold in reliance on Regulation D will be restricted, as noted in the Risk Factors above, and may only be sold pursuant to registration under the Securities Act or in reliance on an available exemption therefrom.

Transfer Agent

The Company has not engaged a SEC registered transfer agent as of the date of this offering memorandum, but intends to do so following the close of this offering.

REGULATORY INFORMATION

Disqualification

The Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.cardsandcoffee.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

INVESTING PROCESS

For accredited investors investing under the Regulation D offering, investors can verify their status as an accredited investor on the Issuance platform through one of the following means:

- Net worth verification (via document upload or 3rd party attestation by a CPA, broker, etc.)
- Net assets verification (via bank login and automatic balance verification)
- Income verification (via document upload or 3rd party attestation by a CPA, broker, etc.)
- Licensed securities professional verification (via provision of FINRA license number for good standing Series 7, 65, 82, or other eligible license)
- Other (such as investing as fund/entity investor type for non-individual investors)

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors whose funds have cleared and completed the KYC/AML process will be eligible for a rolling close. Those eligible investors will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at:
https://issuanceexpress.com/cardsandcoffee-cf/

Cards and Coffee, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cards and Coffee, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 26, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	224,714	230,437
Accounts Receivable	29	220,279
Loan Receivables - Related Parties	1,547,618	225,157
Inventory	652,848	1,425,950
Total Current Assets	2,425,209	2,101,823
Non-current Assets		
Equipment, Furniture & Fixtures, & Leasehold Improvement, net of Accumulated Depreciation	47,778	-
Right of Use Assets: Retail Premises	287,920	376,853
Security Deposits	41,489	41,489
Other	69,866	26,570
Total Non-Current Assets	447,052	444,912
TOTAL ASSETS	2,872,261	2,546,735
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	306,435	253,962
Notes Payable	509,480	503,000
Notes Payable - Related Parties	786,467	218,788
Convertible Notes	150,000	-
Current Lease Liability	92,719	86,362
Other Liabilities	35,605	28,482
Total Current Liabilities	1,880,706	1,090,594
Non-Current Liabilities		
Notes Payable - Related Parties	-	786,467
Convertible Notes	-	150,000
Non-Current Lease Liability	205,486	298,205
Total Non-Current Liabilities	205,486	1,234,672
TOTAL LIABILITIES	2,086,192	2,325,267
EQUITY		
Member's Equity	786,069	221,468
Total Equity	786,069	221,468
TOTAL LIABILITIES AND EQUITY	2,872,261	2,546,735

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	5,680,641	8,851,434
Cost of Revenue	5,304,132	7,257,742
Gross Profit	376,509	1,593,692
Operating Expenses		
Advertising and Marketing	454,817	188,742
General and Administrative	2,519,340	2,707,646
Rent and Lease	529,429	433,203
Depreciation	-	39,277
Total Operating Expenses	3,503,586	3,368,868
Operating Income (loss)	(3,127,077)	(1,775,176)
Other Expense		
Interest Expense	50,975	84,347
Loss from Investments	1,625	79,942
Total Other Expense	52,600	164,289
Earnings Before Income Taxes	(3,179,677)	(1,939,465)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(3,179,677)	(1,939,465)

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2022	994,689
Capital Contributions	1,166,245
Net Income (Loss)	(1,939,465)
Ending Balance 12/31/2022	221,468
Capital Contributions	3,751,051
Prior Period Adjustment	(6,774)
Net Income (Loss)	(3,179,677)
Ending Balance 12/31/2023	786,069

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(3,179,677)	(1,939,465)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	39,277
Accounts Payable and Accrued Expenses	52,473	(156,470)
Inventory	773,102	(70,400)
Accounts Receivable	220,250	444,395
Operating Lease Liability	10,287	7,713
Other Liabilities	7,123	1,202
Other Assets	(14,489)	(70,886)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,048,746	194,831
Net Cash provided by (used in) Operating Activities	(2,130,931)	(1,744,634)
INVESTING ACTIVITIES		
Equipment	(47,778)	-
Security Deposits	-	(26,489)
Investment in Rizo Sports Memorabilia LLC	(43,296)	-
Loans Receivable - Related Parties	(1,322,461)	235,331
Net Cash provided by (used by) Investing Activities	(1,413,535)	208,842
FINANCING ACTIVITIES		
Proceeds from Notes Payable	6,480	3,000
Proceeds from/(Repayments of) Notes Payable - Related Parties	(218,788)	276,237
Proceeds from Issuance of Convertible Notes	-	150,000
Proceeds from Capital Contributions	3,751,051	1,166,245
Net Cash provided by (used in) Financing Activities	3,538,743	1,595,482
Cash at the beginning of period	230,437	170,747
Net Cash increase (decrease) for period	(5,723)	59,690
Cash at end of period	224,714	230,437

Cards and Coffee, LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Cards and Coffee, LLC ("the Company") was formed in California on July 13th, 2020. The Company maintains a business address at 25201 Paseo de Alicia, Laguna Hills, CA 92653.

The Company is a chain of brick-and-mortar trading card stores spread throughout the United States, with a critically distinctive online presence that allows for customers anywhere to interact with our in store offerings, and streaming pack breaking. Individuals can buy, sell, and trade trading cards at its physical locations and purchase trading cards on its website.

The Company was founded by Dan Fleyshman and Scott Keeney ("DJ Skee") to transform an industry that has previously been dominated by small, single operator shops. The Company has a number of notable investors, including Post Malone, Steve Aoki, and Marshawn Lynch who have been critical for spreading the word about what the Company is doing.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its majority-owned subsidiary, Cards & Coffee SLC LLC a Utah entity formed on March 15th, 2021 All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Investment

The Company holds a 50% ownership interest in Rizo Sports Memorabilia LLC., which is accounted for using the equity method. The Company's investment balance was $43,296 as of December 31st, 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost
Office Equipment	3	4,829
Leasehold Improvement	15	109,919
Furniture & Fixtures	5	45,476
Total Costs	**-**	**160,224**
Accumulated Depreciation	-	(112,446)
Grand Total	**-**	**47,778**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $652,848 as of December 31st, 2023, consisting of trading cards. The Company values its inventory at cost on the FIFO (First-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has extended loans to various related parties including the CEO, Elevator Studio, LLC, which currently has the largest ownership interest (56.62%) in the Company, and various other related party entities. The balance of these loans receivable was $1,547,618 as of December 31st, 2023.

The Company was loaned amounts from the managing member of the Company resulting in a balance of $411,467 as of December 31st, 2023. The loan does not accrue interest and is due on demand.

The Company was loaned amounts from a related party resulting in a balance of $375,000 as of December 31st, 2023. The loan does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Lease - Month-to-Month

Since 2020, the Company has been on a month-to-month sublease at 6363 Hollywood Blvd Los Angeles, CA 90028 resulting in monthly payments of approximately $13,000.

Rent and Lease – Right of Use Asset/Lease Liability

In 2022, the Company entered into a license agreement, which allows the Company to use licensed premises at located at 94 Christopher Street, New York, NY 10014. The term ends on December 31st, 2026. The annual base license fee was $99,000 in 2023, in 2024 it will be $102,000, increasing to $105,000 in 2025, and increasing to $108,000 in 2026.

FASB ASC 842 Footnote

	Year Ending 2023-12
Lease expense	
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	169,286
Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	169,286

Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	151,500
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	426,937

Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	3
Weighted-average discount rate for finance leases	0%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2024-12	-	102,000
2025-12	-	105,000
2026-12	-	108,000
2027-12	-	-
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	-	315,000
Less: present value discount	-	(16,795)
Total lease liabilities	-	298,205

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations totaling $150,000. The interest on the notes were 12%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024, however the Company may elect to extend to 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The Company was loaned $500,000 on December 24th, 2020, which has increased to $509,480 as of December 31st, 2023. The loan accrued interest at 10%. As of the date of this offering, the Company's loan outstanding has reached its maturity date with the Company continuing to pay interest on the loan. A Managing Member of the Company has also made a Continuing Personal Guarantee, to and for the benefit of Ortsac Management, LLC, one of the Company's lenders. This Continuing Personal Guarantee remains ongoing.

Debt Summary

				For the Year Ended December 2023				For the Year Ended December 2022			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes	150,000	12%	2024	150,000	-	150,000	-	-	150,000	150,000	-
Notes Payable	509,480	10%	2024	509,480	-	509,480	-	503,000	-	503,000	-
Notes Payable - Related Party 1	411,467	None	2024	411,467	-	411,467	-	218,788	411,467	630,255	-
Notes Payable - Related Party 2	375,000	None	2024	375,000	-	375,000	-	-	375,000	375,000	-
Total				**1,445,947**	**-**	**1,445,947**	**-**	**721,788**	**936,467**	**1,658,255**	**-**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$1,445,947
2025	-
2026	-
2027	-
2028	-

Thereafter	-

NOTE 6 – EQUITY

The Company's authorized securities consist of Class A, Class B, and Class C limited liability company membership units. As of the date of this Offering Memorandum, there are 5,587,745 Class A membership units, 2,883,809 Class B membership units, and 2,040,623 Class C membership units issued and outstanding. For this offering, the Company is offering up to 219,267 Class B membership units at $5.6324 per unit. We refer to the Class A, Class B, and Class C membership units together as the "Membership Units").

The Company may issue Class C membership units on terms and conditions determined at the sole and absolute discretion of the Manager. Class C Units are intended to be treated as "profits interests" under Revenue Procedure 93-27, I.R.B. 1993-24 (June 9, 1993), Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Regulations, or other administrative notices or announcements.

Distribution Rights: The Company will allocate to holders of all Membership Units (or "Members") distributable cash of the Company, the amount of cash or other property the Manager deems available for distribution to the Members, pro rata in accordance with each Member's respective Membership Units; provided, however, that no specific Class C Member will be entitled to any distributions until the Company has made cumulative distributions (measured from the date such Class C Member became a Member) to the other Members as further described in the Operating Agreement.

Voting Rights: Except if and to the extent mandated by applicable law, neither the Class B Members nor the Class C Members will have any voting, approval, or consent rights. Unless a higher approval threshold is expressly required by this Agreement, a vote, consent, or approval of the Class A Member will be required to authorize or approve all matters in which a vote, approval, or consent of the Members is required.

Transferability: The Class A Membership Units are freely transferrable. No Class B Member may transfer, assign, exchange, convey, sell, or in any way alienate any Class B membership units, other than to a permitted transferee, without the written consent of the Manager. No Class C Member may transfer, assign, exchange, convey, sell, or in any way alienate any Class C membership units, other than to a permitted transferee, without the written consent of the Manager.

Capital Contributions: The Class A Members have made and may make Capital Contributions in exchange for Class A membership units. The Class B Members have made and may make Capital Contributions in exchange for Class B membership units. Class C Members are issued Class C membership units on terms and conditions determined by the Manager in its sole and absolute discretion. Class C membership units are "profits interests" as such term is further described in the Operating Agreement. The Class C Members shall not be required to make any initial Capital Contribution and will not receive any initial Capital Account.

Rights and Preferences: The Class A member is entitled to appoint the Manager of the Company. The Manager may not be removed without the consent of the Class A Member. In the case of removal, a successor Manager will be appointed by the Class A Member. For Class B members, after determining that all known liabilities of the Company, including debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets will be distributed to the Members, (i) first, to the Members who have provided Capital Contributions to the Company, pro rata in accordance with their respective unrecovered capital amounts until all Members have no remaining unrecovered capital, and (ii) second, to all Members, pro rata in accordance with positive Capital Account balances, after taking into account income and loss allocations for the Company's taxable year during which liquidation occurs. A Class C Member shall not participate in any liquidation distributions on account of any Class C Units held by such member.

Drag-Along: If requested by the Manager or the Class A Member, then the Class B Members and Class C Members will sell, transfer or exchange the number of Class B membership units or Class C membership units specified in such request to a specified purchaser in exchange for the Drag-Along Consideration.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 26, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.